21004523

IMISSION

:EPORT

FORM X-17A-5

PART III

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2023
Estimated average burden hours per response......	12.00

SEC FILE NUMBER
8-69504

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2020 (MM/DD/YY) AND ENDING 03/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AXIA CAPITAL MARKETS LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

555 Madison Ave., Suite 11A
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James Taormina — (212) 792-0255
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EVANS AND BENNETT, LLP
(Name – *if individual, state last, first, middle name*)

2212 Erie Blvd. East	Syracuse	NY	13224
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

-PUBLIC-

OATH OR AFFIRMATION

I, JAMES TAORMINA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AXIA CAPITAL MARKETS LLC, as of MARCH 31, 2021, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHIEF FINANCIAL OFFICER

Title

Wendell Allen
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01AL6416319
Qualified in Nassau County
Commission Expires 04/12/21

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Evans and Bennett, LLP

CERTIFIED PUBLIC ACCOUNTANTS
2112 Erie Blvd. East Suite 100
Syracuse, New York 13224
(315) 474-3986
FAX # (315) 474-0716

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Axia Capital Markets, LLC
New York, New York

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Axia Capital Markets, LLC as of March 31, 2021, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Axia Capital Markets, LLC as of March 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Axia Capital Markets, LLC's management. Our responsibility is to express an opinion on Axia Capital Markets, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to IBN Financial Services, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Evans and Bennett, LLP

Certified Public Accountants
We have served as Axia Capital Markets, LLC's auditor since 2020.
Syracuse, New York
May 26, 2021

Axia Capital Markets, LLC
(A Wholly Owned Subsidiary of Axia Capital Markets Holdings, Inc.)
Statement of Financial Condition
March 31, 2021

Assets		
Cash	$	124,123
Accounts Receivable		352,134
Security Deposit		12,500
Furniture, Net of Accumulated Depreciation of $2,833		667
Prepaid Expenses and Other Assets		350
Total Assets	$	489,774
		=========
Liabilities and Member's Equity		
Liabilities		
SBA - PPP Loan	$	45,512
Accrued Expenses and Other Liabilities		13,341
Total Liabilities		58,853
Member's Equity		430,921
Total Liabilities and Member's Equity	$	489,774
		=========

The accompanying notes are an integral part of this financial statement.

Axia Capital Markets, LLC
(A Wholly Owned Subsidiary of Axia Capital Markets Holdings, Inc.)
Notes to Financial Statement
For the Year Ended March 31, 2021

1 – ORGANIZATION AND REGULATORY

Axia Capital Markets, LLC (the "Company") was formed on April 14, 2014, as a Delaware limited liability company. The Company is a wholly owned subsidiary of Axia Capital Markets Holdings, Inc. ("ACMH"). The liability of ACMH for the losses, debts, and obligations of the Company is generally limited to its capital contributions. The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer, and is a member of the Financial Industry Regulatory Authority ("FINRA"), specializing primarily in mergers & acquisitions and other advisory services as a Capital Acquisition Broker, as defined in applicable FINRA rules.

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, and is relying on Footnote 74 of the SEC Release No. 34-70073 adoption amendments to 17 C.F.R § 240.17a-5 because the Company limits its business activities exclusively to engaging in activities permitted for capital acquisition brokers ("CAB") as defined in FINRA's CAB rules and approved for membership in FINRA as a CAB.

2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of asset and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Amended Fiscal Year: ACMH, the parent of the Company, changed its reporting from a calendar year end to a fiscal year ending March 31. 2020 and required that the Company conform to the same fiscal year for preparation of consolidated financial statements. These financial statements encompass the 12 months from April 1, 2020 to March 31, 2021 in order to reflect the amended fiscal year end.

Income Taxes: As a single-member limited liability company, the Company has elected to be disregarded as a separate entity for U.S. income tax purposes. Accordingly, no provision for federal, state or local income taxes is required in the Company's financial statements for the year ended March 31, 2021.

Revenue Recognition: Effective January 1, 2018, the Company adopted the Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU") 2014-09, "Revenue from Contracts with Customers" (Topic 606), which supersedes nearly all existing revenue recognition guidance under accounting principles generally accepted in the United States of America ("GAAP"). The Company adopted ASU 2014-09 under the modified retrospective method, and there was no impact to the Company's opening stockholder's equity.

The Company provides advisory services on mergers and acquisitions. Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities. No contract liabilities existed at March 31, 2021.

The Company recognizes commission sharing income when a Finra member firm performs services to a customer, introduced to that member firm by the Company, and upon completion of its services to the customer, shares the commissions or fees earned with the Company.

Receivables: Receivables are due based on terms of the respective agreement. At March 31, 2021, receivables were $352,124. There were no receivables at March 31, 2020. Management regularly assesses the need for an allowance against receivables. When deemed necessary, the allowance is determined by a variety of factors, including the age of the receivables, current economic conditions, historical losses and other information management obtains regarding the financial condition of clients.

Events Occurring After Reporting Date: Management has evaluated subsequent events through the date which the financial statements were issued.

3 – RELATED PARTY COMMITMENTS

The Company occupies office space and uses equipment under a sublease agreement with ACMH. The sublease agreement provided for a monthly payment of $15,000 per month on a month to month basis through December 31, 2021. As a result of the decreased usage due the Covid-19 Pandemic, the monthly sublease was reduced to $7,500 per month as of July 1, 2021. For the year ended March 31, 2021, total occupancy and equipment expense under this sublease amounted to $112,500 which is included in Occupancy and Equipment in the Statement of Operations.

4 – OFF-BALANCE-SHEET RISK AND CONCENTRATION

The Company maintains its cash balances at a financial institution which is insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. The Company's cash balance as of March 31, 2021 was $124,123 and was fully covered by this insurance.

The Company derives its revenue from a limited number of clients. For the year ended March 31, 2021, revenues from one customer totaled 100% of advisory fees and revenue from two customers totaled 100% of commission sharing income.

5 – PANDEMIC

In December 2019, an outbreak of a novel strain of coronavirus (COVID-19) originated in Wuhan, China and has since spread to other countries, including the U.S. On March 11, 2020, the World Health Organization characterized COVID-19 as a pandemic. In addition, as of March 23, 2020, Governor Cuomo ordered the closure of the physical location of every "non-essential" business for what may be an extended period of time. This has required all employees to work remotely, limited the ability to travel to perform services and required video conferencing in place of face to face meetings. Future potential impacts may include continued disruptions or restrictions on our employees' ability to work and impairment of our ability to perform services. The future effects of these issues are unknown.

6 – SBA PAYROLL PROTECTION PROGAM LOAN

On May 3, 2020, the Organization was approved for a loan in the amount of $49,463.00 under the Paycheck Protection Program created as part of the relief efforts related to COVID-19 and administered by the Small Business Administration. The loan accrues interest at 1%, but payments are not required to begin for six months after the funding of the loan. The Organization was eligible for loan forgiveness of up to 100% of the loan, upon meeting certain requirements and on January 6, 2021 was notified by the SBA that the loan had been officially forgiven.

Under a new program for 2021, the Organization was qualified for and applied for a 2nd loan under the SBA program and received $45,512.00 on January 27, 2021. The loan is uncollateralized and is fully guaranteed by the Federal government. The firm anticipates that it will be able to meet eligibility requirements for the forgiveness of this loan.

7 – NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires a broker-dealer to have at all times sufficient liquid assets to cover current indebtedness. The Company acts as a Capital Acquisition Broker which results in a net capital requirement of $5,000.

In accordance with the rule, the Company is required to maintain defined minimum net capital at the greater of either $5,000 or 6.67% (1/15) of aggregate indebtedness, as defined. At no time may the ratio of aggregate indebtedness to net capital exceed 15 to 1. At March 31, 2021, the Company had net capital of $110,782, as defined, which exceeded its required net capital by $105,782. The ratio of aggregate indebtedness to net capital was 0.12042 to 1.

8- RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

1) In February 2016, the FASB issued ASU No. 2016-02, *Leases* ("ASU 2016-02"). This update requires all leases with a term greater than 12 months to be recognized on the balance sheet through a right of use asset and a lease liability and the disclosure of key information pertaining to leasing arrangements. This new guidance is effective for years beginning after December 15, 2018, with early adoption permitted. Management has elected to account for its short-term lease by recognizing the lease payments in operations on a straight-line basis over the term of the lease. Due to short term of its lease, no right of use asset was recorded.

2) In June 2016, the FASB issued ASU No. 2016-13, Measurement of Credit Losses on Financial Instruments related to ASC Topic 326 ("ASC 326"), requiring the immediate recognition of management's estimates of current expected credit losses. ASC 326 is effective for fiscal years beginning after December 15, 2019, and has been adopted by the Company for the fiscal year ended March 31, 2021.

   The Company currently has no assets on its balance sheet that require measurement of credit losses. As such, the Company has determined that there is no material impact on the Company's financials resulting from the adoption of ASC 326.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2023
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69504

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/2020 (MM/DD/YY) AND ENDING 03/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AXIA CAPITAL MARKETS LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

555 Madison Ave., Suite 11A
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James Taormina — (212) 792-0255
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

EVANS AND BENNETT, LLP
(Name – *if individual, state last, first, middle name*)

2212 Erie Blvd. East	Syracuse	NY	13224
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

-PUBLIC-

OATH OR AFFIRMATION

I, JAMES TAORMINA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AXIA CAPITAL MARKETS LLC, as of MARCH 31, 20 21, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHIEF FINANCIAL OFFICER

Title

Wendell Allen
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01AL6416319
Qualified in Nassau County
Commission Expires 04/12/25

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Evans and Bennett, LLP

CERTIFIED PUBLIC ACCOUNTANTS
2112 Erie Blvd. East Suite 100
Syracuse, New York 13224
(315) 474-3986
FAX # (315) 474-0716

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Axia Capital Markets, LLC
New York, New York

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Axia Capital Markets, LLC as of March 31, 2021, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Axia Capital Markets, LLC as of March 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Axia Capital Markets, LLC's management. Our responsibility is to express an opinion on Axia Capital Markets, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to IBN Financial Services, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Evans and Bennett, LLP

Certified Public Accountants
We have served as Axia Capital Markets, LLC's auditor since 2020.
Syracuse, New York
May 26, 2021

Axia Capital Markets, LLC
(A Wholly Owned Subsidiary of Axia Capital Markets Holdings, Inc.)
Statement of Financial Condition
March 31, 2021

Assets		
Cash	$	124,123
Accounts Receivable		352,134
Security Deposit		12,500
Furniture, Net of Accumulated Depreciation of $2,833		667
Prepaid Expenses and Other Assets		350
Total Assets	$	489,774
		==========
Liabilities and Member's Equity		
Liabilities		
SBA - PPP Loan	$	45,512
Accrued Expenses and Other Liabilities		13,341
Total Liabilities		58,853
Member's Equity		430,921
Total Liabilities and Member's Equity	$	489,774
		==========

The accompanying notes are an integral part of this financial statement.

1 – ORGANIZATION AND REGULATORY

Axia Capital Markets, LLC (the "Company") was formed on April 14, 2014, as a Delaware limited liability company. The Company is a wholly owned subsidiary of Axia Capital Markets Holdings, Inc. ("ACMH"). The liability of ACMH for the losses, debts, and obligations of the Company is generally limited to its capital contributions. The Company is registered with the Securities and Exchange Commission ("SEC") as a broker-dealer, and is a member of the Financial Industry Regulatory Authority ("FINRA"), specializing primarily in mergers & acquisitions and other advisory services as a Capital Acquisition Broker, as defined in applicable FINRA rules.

The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, and is relying on Footnote 74 of the SEC Release No. 34-70073 adoption amendments to 17 C.F.R § 240.17a-5 because the Company limits its business activities exclusively to engaging in activities permitted for capital acquisition brokers ("CAB") as defined in FINRA's CAB rules and approved for membership in FINRA as a CAB.

2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of asset and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Amended Fiscal Year: ACMH, the parent of the Company, changed its reporting from a calendar year end to a fiscal year ending March 31. 2020 and required that the Company conform to the same fiscal year for preparation of consolidated financial statements. These financial statements encompass the 12 months from April 1, 2020 to March 31, 2021 in order to reflect the amended fiscal year end.

Income Taxes: As a single-member limited liability company, the Company has elected to be disregarded as a separate entity for U.S. income tax purposes. Accordingly, no provision for federal, state or local income taxes is required in the Company's financial statements for the year ended March 31, 2021.

Revenue Recognition: Effective January 1, 2018, the Company adopted the Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU") 2014-09, "Revenue from Contracts with Customers" (Topic 606), which supersedes nearly all existing revenue recognition guidance under accounting principles generally accepted in the United States of America ("GAAP"). The Company adopted ASU 2014-09 under the modified retrospective method, and there was no impact to the Company's opening stockholder's equity.

The Company provides advisory services on mergers and acquisitions. Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities. No contract liabilities existed at March 31, 2021.

The Company recognizes commission sharing income when a Finra member firm performs services to a customer, introduced to that member firm by the Company, and upon completion of its services to the customer, shares the commissions or fees earned with the Company.

Receivables: Receivables are due based on terms of the respective agreement. At March 31, 2021, receivables were $352,124. There were no receivables at March 31, 2020. Management regularly assesses the need for an allowance against receivables. When deemed necessary, the allowance is determined by a variety of factors, including the age of the receivables, current economic conditions, historical losses and other information management obtains regarding the financial condition of clients.

Events Occurring After Reporting Date: Management has evaluated subsequent events through the date which the financial statements were issued.

3 – RELATED PARTY COMMITMENTS

The Company occupies office space and uses equipment under a sublease agreement with ACMH. The sublease agreement provided for a monthly payment of $15,000 per month on a month to month basis through December 31, 2021. As a result of the decreased usage due the Covid-19 Pandemic, the monthly sublease was reduced to $7,500 per month as of July 1, 2021. For the year ended March 31, 2021, total occupancy and equipment expense under this sublease amounted to $112,500 which is included in Occupancy and Equipment in the Statement of Operations.

4 – OFF-BALANCE-SHEET RISK AND CONCENTRATION

The Company maintains its cash balances at a financial institution which is insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. The Company's cash balance as of March 31, 2021 was $124,123 and was fully covered by this insurance.

The Company derives its revenue from a limited number of clients. For the year ended March 31, 2021, revenues from one customer totaled 100% of advisory fees and revenue from two customers totaled 100% of commission sharing income.

5 – PANDEMIC

In December 2019, an outbreak of a novel strain of coronavirus (COVID-19) originated in Wuhan, China and has since spread to other countries, including the U.S. On March 11, 2020, the World Health Organization characterized COVID-19 as a pandemic. In addition, as of March 23, 2020, Governor Cuomo ordered the closure of the physical location of every "non-essential" business for what may be an extended period of time. This has required all employees to work remotely, limited the ability to travel to perform services and required video conferencing in place of face to face meetings. Future potential impacts may include continued disruptions or restrictions on our employees' ability to work and impairment of our ability to perform services. The future effects of these issues are unknown.

6 – SBA PAYROLL PROTECTION PROGAM LOAN

On May 3, 2020, the Organization was approved for a loan in the amount of $49,463.00 under the Paycheck Protection Program created as part of the relief efforts related to COVID-19 and administered by the Small Business Administration. The loan accrues interest at 1%, but payments are not required to begin for six months after the funding of the loan. The Organization was eligible for loan forgiveness of up to 100% of the loan, upon meeting certain requirements and on January 6, 2021 was notified by the SBA that the loan had been officially forgiven.

Under a new program for 2021, the Organization was qualified for and applied for a 2nd loan under the SBA program and received $45,512.00 on January 27, 2021. The loan is uncollateralized and is fully guaranteed by the Federal government. The firm anticipates that it will be able to meet eligibility requirements for the forgiveness of this loan.

7 – NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires a broker-dealer to have at all times sufficient liquid assets to cover current indebtedness. The Company acts as a Capital Acquisition Broker which results in a net capital requirement of $5,000.

In accordance with the rule, the Company is required to maintain defined minimum net capital at the greater of either $5,000 or 6.67% (1/15) of aggregate indebtedness, as defined. At no time may the ratio of aggregate indebtedness to net capital exceed 15 to 1. At March 31, 2021, the Company had net capital of $110,782, as defined, which exceeded its required net capital by $105,782. The ratio of aggregate indebtedness to net capital was 0.12042 to 1.

8- RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

1) In February 2016, the FASB issued ASU No. 2016-02, *Leases* ("ASU 2016-02"). This update requires all leases with a term greater than 12 months to be recognized on the balance sheet through a right of use asset and a lease liability and the disclosure of key information pertaining to leasing arrangements. This new guidance is effective for years beginning after December 15, 2018, with early adoption permitted. Management has elected to account for its short-term lease by recognizing the lease payments in operations on a straight-line basis over the term of the lease. Due to short term of its lease, no right of use asset was recorded.

2) In June 2016, the FASB issued ASU No. 2016-13, Measurement of Credit Losses on Financial Instruments related to ASC Topic 326 ("ASC 326"), requiring the immediate recognition of management's estimates of current expected credit losses. ASC 326 is effective for fiscal years beginning after December 15, 2019, and has been adopted by the Company for the fiscal year ended March 31, 2021.

   The Company currently has no assets on its balance sheet that require measurement of credit losses. As such, the Company has determined that there is no material impact on the Company's financials resulting from the adoption of ASC 326.